              SUPPLEMENT TO OFFER TO PURCHASE DATED JUNE 25, 1999

                             CEG ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                                 NISOURCE INC.
                        HAS AMENDED ITS TENDER OFFER TO
                      INCREASE THE CASH PURCHASE PRICE FOR
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                             COLUMBIA ENERGY GROUP
                                       TO
                               $74 NET PER SHARE


  THE OFFER HAS BEEN EXTENDED. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY,
            NOVEMBER 12, 1999, UNLESS THE OFFER IS FURTHER EXTENDED.


    THE OFFER IS SUBJECT TO THE CONDITIONS CONTAINED IN THE OFFER TO PURCHASE.

     STOCKHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN THEIR SHARES PURSUANT TO THE OFFER ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION TO TENDER THEIR SHARES, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED. IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY THE OFFEROR PURSUANT TO THE OFFER, SUCH STOCKHOLDERS WILL RECEIVE, SUBJECT TO THE CONDITIONS OF THE OFFER, THE INCREASED PRICE OF $74 PER SHARE. SEE SECTION 4 OF THE OFFER TO PURCHASE FOR THE PROCEDURES FOR WITHDRAWING SHARES TENDERED PURSUANT TO THE OFFER.

     Any stockholder desiring to tender all or any portion of such stockholder's Shares should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal (or a facsimile thereof) with the certificates for the tendered Shares and all other required documents to the Depositary (as hereinafter defined), (2) tender Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, or (3) request the stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact the broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered.

     Any stockholder who desires to tender Shares and whose certificates representing Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase on a timely basis, must tender Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

     Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may also be obtained from the Information Agent or the Dealer Manager.

                      The Dealer Manager for the Offer is:

                 [Credit Suisse First Boston Corporation Logo]

October 18, 1999

                               TABLE OF CONTENTS

INTRODUCTION................................................    1
 1. TERMS OF THE OFFER; EXPIRATION DATE.....................    2
 2. PRICE RANGE OF COMMON STOCK; DIVIDENDS..................    2
 3. CERTAIN INFORMATION CONCERNING THE COMPANY..............    3
 4. CERTAIN INFORMATION CONCERNING THE OFFEROR AND PARENT...    3
 5. SOURCE AND AMOUNT OF FUNDS..............................    4
 6. BACKGROUND OF THE OFFER; PAST CONTACTS WITH THE
    COMPANY.................................................    4
 7. PURPOSE OF THE OFFER AND THE PROPOSED MERGER; PLANS FOR
    THE COMPANY; CERTAIN CONSIDERATIONS.....................    9
 8. CERTAIN CONDITIONS OF THE OFFER.........................    9
 9. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS....    9
10. MISCELLANEOUS...........................................   10

SCHEDULE I     CERTAIN INFORMATION CONCERNING THE DIRECTORS AND
                EXECUTIVE OFFICERS OF PARENT AND THE OFFEROR

To: The Stockholders of
    Columbia Energy Group

                                  INTRODUCTION

     The following information amends and supplements the Offer to Purchase, dated June 25, 1999 (the "Offer to Purchase"), of CEG Acquisition Corp. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of NiSource Inc., an Indiana corporation ("Parent"). Pursuant to this Supplement, the Offeror is now offering to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Columbia Energy Group, a Delaware corporation (the "Company"), at a price of $74 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by this Supplement, and in the related Letter of Transmittal (which, as either may be amended or supplemented from time to time, collectively constitute the "Offer"). Unless the context requires otherwise, all capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

     Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase. Tendering stockholders may continue to use the original (blue) Letter of Transmittal and the original (yellow) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or the revised (green) Letter of Transmittal and the revised (grey) Notice of Guaranteed Delivery circulated with this Supplement. While the Letter of Transmittal previously circulated with the Offer to Purchase refers only to the Offer to Purchase, stockholders using such document to tender their Shares will nevertheless receive $74 per Share for each Share validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer, subject to the conditions of the Offer.

     PARENT IS SEEKING TO NEGOTIATE WITH THE COMPANY WITH RESPECT TO THE ACQUISITION OF THE COMPANY BY PARENT OR THE OFFEROR. THE OFFEROR RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED AND AMENDING THE PURCHASE PRICE) UPON ENTERING INTO A MERGER AGREEMENT WITH THE COMPANY, OR TO NEGOTIATE A MERGER AGREEMENT WITH THE COMPANY NOT INVOLVING A TENDER OFFER PURSUANT TO WHICH THE OFFEROR WOULD TERMINATE THE OFFER AND THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO CASH, COMMON STOCK OF PARENT AND/OR OTHER SECURITIES IN SUCH AMOUNTS AS ARE NEGOTIATED BY PARENT, THE OFFEROR AND THE COMPANY.

     Except as otherwise set forth in this Supplement and in the revised Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase.

     THIS SUPPLEMENT DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FROM THE COMPANY'S STOCKHOLDERS. ANY SOLICITATION OF PROXIES WHICH PARENT OR THE OFFEROR MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

     THE OFFER IS SUBJECT TO THE CONDITIONS CONTAINED IN THE OFFER TO PURCHASE.

     THE MINIMUM CONDITION. The Offer is subject to the condition (the "Minimum Condition") that there shall have been validly tendered and not properly withdrawn prior to the Expiration Date (as defined below) a number of Shares which, together with the Shares owned by Parent and its subsidiaries, represents at least 51 percent of the voting power (determined on a fully diluted basis) on the date of purchase of all securities of the Company entitled to vote generally in the election of directors or in a merger.

     According to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (the "Company Quarterly Report"), as of June 30, 1999, there were 82,013,792 Shares outstanding and, according to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (the "Company 1998 Annual Report"), as of December 31, 1998, approximately 2,994,935 Shares were issuable under then outstanding stock options. Based on the foregoing, and assuming that no stock options were granted or exercised from January 1, 1999 through the date hereof and no Shares were issued or acquired by the Company after June 30, 1999, there would be approximately 85,008,727 Shares outstanding on a fully diluted basis, and thus the Minimum Condition would be satisfied if at least 43,354,451 Shares were validly tendered pursuant to the Offer and not properly withdrawn prior to the expiration of the Offer. However, the actual number of Shares constituting the Minimum Condition will depend upon the facts as they exist on the date of the purchase. The Offeror will make a determination as to whether the Minimum Condition has been satisfied based on the best information available to it at the time of determination.

     THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

     1.  TERMS OF THE OFFER; EXPIRATION DATE.  The discussion set forth in
Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

     The price per Share to be paid pursuant to the Offer has been increased from $68 per Share to $74 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the Offer. All stockholders whose Shares are validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer (including Shares tendered prior to the date of this Supplement and not properly withdrawn) will receive the increased price.

     The Offer has been extended. The Offer will expire at 12:00 Midnight, New York City time, on Friday, November 12, 1999, unless and until the Offeror, in its sole discretion, shall have further extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Offeror, shall expire.

     This Supplement, the revised (green) Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

     2.  PRICE RANGE OF COMMON STOCK; DIVIDENDS.  The discussion set forth in
Section 6 of the Offer to Purchase is hereby amended and supplemented as follows:

     The following table sets forth, for the periods indicated, the high and low sale prices per Share as reported on the NYSE Composite Tape and reported in published financial sources as well as the regular quarterly dividend paid per Share.

                                                              HIGH    LOW    DIVIDEND
                                                              ----    ---    --------
1999:
  Fourth Quarter (through October 15, 1999).................   61     55 1/8
  Third Quarter.............................................   64 3/4 54 1/4   .225
  Second Quarter............................................   64 1/4 43 7/8   .225
  First Quarter.............................................   58     44 5/8   .200

     On October 15, 1999, the last full trading day before the first public announcement of the Offer as amended by this Supplement, the closing sale price of the Shares on the NYSE Composite Tape was $60 1/2 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     3. CERTAIN INFORMATION CONCERNING THE COMPANY. The discussion set forth in Section 8 of the Offer to Purchase is hereby amended and supplemented as follows:

     Set forth below is certain selected consolidated financial information with respect to the Company excerpted or derived from financial information contained in the Company 1998 Annual Report and the Company Quarterly Report. More comprehensive financial information (including management's discussion and analysis of financial condition and results of operations) is included in these reports and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to reports and other documents which have been filed with the Commission, including the financial information and related notes contained therein. These reports and other documents should be available for inspection and copies should be obtainable in the manner set forth in Section 8 of the Offer to Purchase.

                             COLUMBIA ENERGY GROUP
                      SELECTED CONSOLIDATED FINANCIAL DATA
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                     SIX MONTHS
                                                        ENDED
                                                      JUNE 30,
                                                     (UNAUDITED)          YEAR ENDED DECEMBER 31,
                                                 -------------------   ------------------------------
                                                   1999       1998       1998       1997       1996
                                                 --------   --------   --------   --------   --------
INCOME STATEMENT DATA:
Total Net Revenue..............................  $1,047.8   $1,008.1   $1,897.1   $1,915.5   $1,872.9
Operating Income...............................  $  336.9   $  325.1   $  540.0   $  509.4   $  478.2
Net Income.....................................  $  176.5   $  170.3   $  269.2   $  273.3   $  221.6
Basic Earnings Per Share of Common Stock*......  $   2.13   $   2.04   $   3.23   $   3.29   $   2.75
Diluted Earnings Per Share of Common Stock*....  $   2.12   $   2.03   $   3.21   $   3.27   $   2.74
Dividends Paid Per Share of Common Stock*......  $   0.43   $   0.37   $   0.77   $   0.60   $   0.40
Basic Average Common Shares Outstanding
  (000)*.......................................    82,809     83,299     83,382     83,100     80,681
Diluted Average Common Shares (000)*...........    83,153     83,690     83,748     83,594     80,919
BALANCE SHEET DATA (at end of period):
Total Assets...................................  $7,202.6              $6,968.7   $6,612.3   $6,004.6
Long-Term Debt.................................  $1,950.6              $2,003.1   $2,003.5   $2,003.8
Total Common Stock Equity......................  $2,071.0              $2,005.3   $1,790.7   $1,553.6
Book Value Per Share...........................  $  25.25              $  24.01   $  21.51   $  18.74

---------------
* All per share amounts, average common shares outstanding and diluted average common shares have been restated to reflect a three-for-two common stock split, in the form of a stock dividend, effective June 15, 1998.

     4. CERTAIN INFORMATION CONCERNING THE OFFEROR AND PARENT. The discussion set forth in Section 9 of the Offer to Purchase is hereby amended and supplemented as follows:

     Set forth below is certain selected historical consolidated financial information with respect to Parent and its subsidiaries which has been excerpted or derived from audited financial statements presented in Parent's Annual Reports on Form 10-K for the years ended December 31, 1998 and December 31, 1997 and Parent's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999. More comprehensive financial information is included in these reports and other documents filed by Parent with the Commission. The financial information summary set forth below is qualified in its entirety by reference to reports and other documents which have been filed with the Commission, including the financial information and related notes contained therein, which are incorporated herein by reference. These reports and other documents may be inspected at and copies may be obtained from the offices of the Commission or the NYSE in the manner set forth in Section 8 of the Offer to Purchase.

                                 NISOURCE INC.
                      SELECTED CONSOLIDATED FINANCIAL DATA
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                  SIX MONTHS
                                                     ENDED
                                                   JUNE 30,            YEAR ENDED DECEMBER 31,
                                              -------------------   ------------------------------
                                                1999       1998       1998       1997       1996
                                              --------   --------   --------   --------   --------
INCOME STATEMENT DATA:
Operating Revenues
  Gas.......................................  $  862.5   $  632.3   $  637.1   $  807.2   $  799.4
  Electric..................................     541.1      667.8    1,430.0    1,186.3    1,022.2
  Water.....................................      44.9       38.6       84.0       60.7         --
  Products and Services.....................     123.7       93.1      781.7      532.2      166.3
                                              --------   --------   --------   --------   --------
          Total Operating Revenues..........  $1,572.2   $1,431.8   $2,932.8   $2,586.4   $1,987.9
Operating Margin............................  $  740.6   $  601.8   $1,240.4   $1,210.9   $1,116.0
Operating Income............................  $  237.5   $  196.2   $  421.5   $  410.6   $  386.3
Net Income..................................  $   99.5   $   90.2   $  193.9   $  190.8   $  176.7
Weighted Average Common Shares Outstanding
  (000s)....................................   123,805    123,022    120,778    123,849    122,382
Basic Earnings per Weighted Average Common
  Share.....................................  $   0.80   $   0.73   $   1.60   $   1.54   $   1.44
Diluted Earnings per Weighted Average Common
  Share.....................................  $   0.80   $   0.73   $   1.59   $   1.53   $   1.43
Dividends Declared per Share................  $   0.51   $   0.48   $   0.98   $   0.92   $   0.86
BALANCE SHEET DATA (at end of period):
Total Assets................................  $6,401.9              $4,986.5   $4,937.0   $4,288.9
Long Term Debt..............................  $1,844.4              $1,668.0   $1,667.9   $1,127.1
Preferred Stock.............................  $  485.8*             $  142.0   $  144.5   $  142.4
Total Common Stock Equity...................  $1,369.1              $1,149.7   $1,264.8   $1,100.5
Book Value Per Share........................  $  10.95              $   9.78   $  10.17   $   9.20

---------------
* Includes $345.0 of mandatorily redeemable preferred securities of a subsidiary trust.

     5. SOURCE AND AMOUNT OF FUNDS. The discussion set forth in Section 10 of the Offer to Purchase is hereby amended and supplemented as follows:

     The Offeror estimates that the total amount of funds required to acquire the outstanding Shares pursuant to the Offer as amended and supplemented by this Supplement and to pay related fees and expenses will be approximately $6.5 billion, assuming the purchase of all outstanding Shares. The Offeror expects to obtain the funds required to consummate the Offer through capital contributions or advances made by Parent or NiSource Capital Markets, Inc., a wholly owned subsidiary of Parent.

     On October 15, 1999, Parent and Credit Suisse First Boston, New York Branch, an affiliate of the Dealer Manager, and Barclays Bank PLC amended their existing Commitment Letter to provide for the additional funds required in connection with the increase in the Offer. Other than increasing the amount of the commitment to $6.5 billion, no changes were made to the Commitment Letter. For a discussion of the terms of the Commitment Letter, see Section 10 of the Offer to Purchase.

     THE OFFER IS NOT CONDITIONED ON THE OFFEROR OBTAINING FINANCING.

     6. BACKGROUND OF THE OFFER; PAST CONTACTS WITH THE COMPANY. The discussion set forth in Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:

     Since the commencement of the Offer, Parent has repeatedly attempted to establish communication with the Company Board of Directors directly and through the Company's financial advisors; in each case the Company has refused to meet with Parent and has been unwilling to hear from Parent with respect to Parent's stated willingness to increase its Offer above $68 per Share.

     On October 13, after meeting with its legal and financial advisors, Parent decided to increase its offer and to confirm its willingness to work with the senior management of the Company to help deliver value to the stockholders of the Company and Parent. On October 17, 1999, Gary L. Neale, Chairman, President and Chief Executive Officer of Parent, attempted to contact Oliver G. Richard III, Chairman, President and Chief Executive Officer of the Company, to inform Mr. Richard that the letter set forth in the press release below was being sent to each of the directors of the Company; however, Mr. Neale was unable to reach Mr. Richard. On October 17, 1999, Parent issued the following press release containing the letter that was sent to each of the Company's directors on the morning of October 17th.

  NISOURCE INCREASES TENDER OFFER FOR COLUMBIA ENERGY TO $74 PER SHARE IN CASH

                  EXTENDS TENDER OFFER UNTIL NOVEMBER 12, 1999

MERRILLVILLE, IND., October 17 -- NiSource Inc. [NYSE: NI] today announced that in connection with its tender offer to acquire all of the outstanding shares of Columbia Energy Group [NYSE: CG], it has increased the consideration offered to $74 per share in cash and extended the expiration date of the offer. The enhanced price of $74 per share in cash, represents a 28% premium to the last 30-day daily average for Columbia's stock price and a 45% premium to the 30-day daily average for the company's stock price before the NiSource offer was originally announced. The offer is being extended until Midnight EST on Friday, November 12, 1999.

NiSource noted that its previous $68 per share offer has received substantial support from Columbia's shareholders. As of Midnight EDT on Friday, October 15, 1999, Columbia shareholders have tendered 44,448,778 shares pursuant to NiSource's tender offer.

Gary L. Neale, chairman, president and chief executive officer of NiSource said, "Today's offer is the right price for the right company at the right time. The $74 cash per share we are offering is well above the value that Columbia, on its own, in any reasonable time frame, could provide its shareholders and allows Columbia shareholders to receive their share of the value created by the combination of the two companies. Our offer is not subject to a financing contingency since we have committed financing from Credit Suisse First Boston and Barclays Bank PLC. We expect that we can close this transaction within 6-9 months.

"We have great respect for Rick Richard and the Columbia team. We believe their skills and experience will be a valuable asset to the combined company. We are inviting five Columbia board members including Mr. Richard, to join an expanded board of directors and Mr. Richard to become Vice Chairman. We also would expect to retain the heads of all critical operating units and the current headquarters for those units," Neale said.

"In light of our revised offer, the time has come for us to reach a prompt agreement to expedite this transaction," Mr. Neale concluded.

NOTE TO EDITORS: The full text of the letter from the NiSource Board of Directors to the Columbia Board of Directors follows.

                                October 17, 1999

Richard F. Albosta         J. Bennett Johnston
Robert H. Beeby            Malcolm Jozoff
Wilson K. Cadman           William E. Lavery
James P. Heffernan         Gerald E. Mayo
Karen L. Hendricks         Douglas E. Olesen
Malcolm T. Hopkins

Oliver G. Richard III
Columbia Energy Group
13880 Dulles Corner Lane
Herndon, Virginia 20171-4600

Madam and Gentlemen:

We, the directors of NiSource, Inc. ("NiSource"), were encouraged by the success of our initial tender offer for the shares of Columbia Energy Group ("Columbia"). As you are aware, over 60.3% of your shares, including most of your largest holders, demonstrated strong support for our offer during the initial tender period. As of midnight on Friday, October 15, support for our proposal continued at over 54% -- without any change in the offer price.

We have spent a great deal of time speaking with your shareholders, our own shareholders and the Wall Street analyst community. We are now more convinced than ever that the combination of our two companies will create significant value for the shareholders, customers and employees of our respective companies.

IN AN EFFORT TO BRING THIS MATTER TO AN EXPEDITIOUS AND SUCCESSFUL CONCLUSION, WE ARE REVISING OUR TENDER OFFER. WE ARE OFFERING TO ACQUIRE COLUMBIA IN A MERGER TRANSACTION IN WHICH COLUMBIA SHAREHOLDERS WOULD NOW RECEIVE $74.00 PER SHARE IN CASH.

Our proposal is not subject to any financing contingency, but only to customary conditions, including the execution of a definitive merger agreement and usual regulatory approvals. We believe negotiations can be completed very quickly, and we are committed to dedicate all necessary resources to work with you. We are willing to have your counsel prepare the first draft of the agreement if you prefer.

Our success in building our business has been predicated upon employing the skills and experience of the management team and employee base present within the companies with which we have merged. WE, THEREFORE, ARE INVITING FIVE OF YOU, INCLUDING MR. RICHARD, TO JOIN AN EXPANDED BOARD OF DIRECTORS AND MR. RICHARD TO BECOME VICE CHAIRMAN OF THE MERGED COMPANIES. We also would expect to retain the heads of all critical operating units and the current headquarters for those units.

                                 RIGHT COMPANY

We have the highest respect for Rick Richard, his management team and your employees. We recognize that Columbia has taken major strides in turning the company around after the bankruptcy in the early 1990s. However, we believe that scale and geography are critical to success in the evolving competitive energy industry. The combination of Columbia and NiSource will create a super-regional energy company with the size and scope necessary to compete and win.

The Columbia and NiSource assets and market areas are complementary -- with no overlap. Together, they create a powerful platform within the region which extends from the Gulf, through the Midwest and into the Northeast. This corridor accounts for over 40% of all energy consumed within the U.S. The combined Columbia/NiSource will have over 4.1 million gas, electric, water and propane customers in 9 states. It will be the second largest gas company in the U.S., in throughput, and the largest east of the Rockies.

                                  RIGHT PRICE

We believe that $74.00 is the right price for Columbia. The price we are offering is fully competitive with similar transactions in the industry. Based upon extensive conversations with your shareholders, we are confident that this offer reflects the strategic premium expected for Columbia's assets. Furthermore, given the fact that more than 60% of your shareholders accepted our previous offer, we fully expect your shareholders to be overwhelmingly supportive of our revised offer.

As the enclosed letter indicates, we have fully committed financing for our offer. There is no financing risk for Columbia's shareholders. Our financing plan has been reviewed by the credit rating agencies, and they have affirmed that the Columbia and NiSource credit ratings, pro forma for the transaction, would be solid investment grade.

Further, we note that your stock was trading, immediately prior to our initial offer, at $55.75 and as a result of that offer increased to $64.50. Since then, Columbia has spent considerable time articulating its strategic plan to the market, including announcing the sale of its trading and marketing business, headcount reductions in its unregulated operations and an expanded stock repurchase plan. Despite all of these efforts, Columbia's stock price subsequently dropped back to $55.38. Only recently has it rebounded, presumably in anticipation of a possible increase in our offer.

                                   RIGHT TIME

The $74.00 per share offer price is well above the value that Columbia, on its own, could provide its shareholders in any reasonable time frame. Our offer allows your shareholders to receive, much sooner, their share of the value created by the combination of our two companies. This is the right time for Columbia to pursue this transaction.

Change is rapidly occurring in our industry. Many large business transactions have been announced over the past year, including a convergence transaction involving one of your closest competitors, CNG. The Dominion/CNG merger is progressing rapidly and confirms our belief that a NiSource/Columbia merger would obtain the necessary regulatory approvals on a timely basis. We have had this offer fully reviewed by four leading regulatory experts, who are former state utility commissioners, and they are confident that a combination of our two companies would obtain all the necessary regulatory approvals within 6-9 months and that our proposed financing plan creates no incremental regulatory risk.

We trust that you will act in the best interests of your shareholders and promptly commence a dialogue with us. We look forward to hearing from you and will be available to respond to questions you may have about our proposal and our plans for a combined NiSource/Columbia.

      Sincerely,


/s/ STEVEN C. BEERING                     /s/ IAN M. ROLLAND
----------------------------------        ----------------------------------
Steven C. Beering                         Ian M. Rolland

/s/ ARTHUR J. DECIO                       /s/ JOHN W. THOMPSON
----------------------------------        ----------------------------------
Arthur J. Decio                           John W. Thompson

/s/ DENNIS E. FOSTER                      /s/ ROBERT J. WELSH
----------------------------------        ----------------------------------
Dennis E. Foster                          Robert J. Welsh

/s/ JAMES T. MORRIS                       /s/ CAROLYN Y. WOO
----------------------------------        ----------------------------------
James T. Morris                           Carolyn Y. Woo

/s/ GARY L. NEALE                         /s/ ROGER A. YOUNG
----------------------------------        ----------------------------------
Gary L. Neale                             Roger A. Young

NiSource Inc. is a holding company with a market capitalization of approximately $3.6 billion whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeast United States. The company also markets utility services and customer-focused resource solutions along a corridor stretching from Texas to Maine. Further information on the company's offer for Columbia may found on the Internet at www.yes2nisource.com and about the company at www.nisource.com.

This release is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group. Such a offer is made solely by the Offer to Purchase, dated June 25, 1999, as amended, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its November 12, 1999 expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This release does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.

INVESTOR CONTACT:  MEDIA CONTACT:

NiSource Inc.      NiSource Inc.
Dennis Senchak     Maria Hibbs
(219) 647-6085     (219) 647-6201

                      Abernathy MacGregor Frank
                        Joele Frank/Dan Katcher
                        (212) 371-5999

     Also included with the Parent Board's letter to the Company Board was the following letter from Credit Suisse First Boston and Barclays Bank PLC attaching a copy of the amended Commitment Letter dated October 15, 1999 referred to in
Section 5 of this Supplement.

         Credit Suisse First Boston                          Barclays Bank PLC
            Eleven Madison Avenue                              222 Broadway
          New York, New York 10010                       New York, New York 10038

                                October 18, 1999

Board of Directors
Columbia Energy Group
13880 Dulles Corner Lane
Herndon, Virginia 20171-4600

Members of the Board:

     As you are aware, Credit Suisse First Boston and Barclays Bank PLC have committed to provide NiSource all of the funds necessary to consummate its tender offer at $74.00 per share for all of the outstanding shares of Columbia. For your information, we have attached a copy of our executed commitment letter, dated October 15, 1999.

     Our commitment is subject to the terms and conditions detailed in the commitment letter. We believe, and are confident your advisors will agree, that these terms and conditions are customary for a transaction of this type. As NiSource has stated and as reflected in the NiSource offer to your shareholders, based on our commitment, NiSource's offer is not subject to financing.

                               Very truly yours,

/s/ BRUCE LING                                           /s/ ERIC CHILTON
---------------------------------------------            ---------------------------------------------
Bruce Ling                                               Eric Chilton
Managing Director                                        Managing Director
Head of Syndicated Finance                               Barclays Capital
Credit Suisse First Boston                               Barclays Bank PLC

Attachment

     [Attachment: Amended and Restated Commitment Letter filed as Exhibit 11(b)(2)]

     7. PURPOSE OF THE OFFER AND THE PROPOSED MERGER; PLANS FOR THE COMPANY; CERTAIN CONSIDERATIONS. The discussion set forth in Section 12 of the Offer to Purchase is hereby amended and supplemented as follows:

     Except as indicated in the Offer to Purchase and this Supplement, neither Parent nor the Offeror has any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the Company's capitalization or dividend policy or any other material changes in the Company's corporate structure or business, or the composition of the Company Board or management.

     8. CERTAIN CONDITIONS OF THE OFFER. The discussion set forth in Section 14 of the Offer to Purchase is hereby amended and supplemented as follows:

     The waiting period under the HSR Act expired at 11:59 p.m., New York City time, on August 4, 1999.

     9. CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS. The discussion set forth in Section 15 of the Offer to Purchase is hereby amended and supplemented as follows:

     ANTITRUST COMPLIANCE

     Domestic Antitrust Compliance. The waiting period under the HSR Act expired at 11:59 p.m., New York City time, on August 4, 1999.

     PUBLIC UTILITY REGULATION

     1935 Act. The purchase of Shares pursuant to the Offer and the consummation of the Proposed Merger require approval under the 1935 Act. On September 20, 1999, Parent and the Offeror filed an application with the Commission seeking necessary approval under the 1935 Act to purchase Shares pursuant to the Offer and to consummate the Proposed Merger.

     STATE TAKEOVER LAWS

     In connection with litigation concerning the Company's share repurchase program, the Company has committed to tender to the Offeror any Shares acquired by the Company pursuant to its share repurchase program to the extent that such Shares will enable Parent and the Offeror to satisfy the 85% ownership threshold of Section 203 of the Delaware General Corporation Law and to the extent the other conditions to the Offer have been satisfied. In the litigation, Parent and the Offeror have maintained that this commitment is not sufficient to eliminate the harm that is the subject of the litigation, on the grounds that the commitment may not be enforceable and that it would not be free from subsequent shareholder challenge.

     CERTAIN LITIGATION

     Commencing on June 7, 1999, various stockholders filed five purported class action lawsuits in the Delaware Court of Chancery against the Company and each of its directors. The complaints alleged that the directors (i) breached their fiduciary duties by refusing to negotiate with Parent and (ii) acted to protect their positions and to entrench themselves at the Company. The plaintiffs seek, among other things, an injunction ordering the Company and its directors to cooperate fully with any person or entity with a bona fide interest in a possible business combination that would maximize stockholder value. On June 18, 1999, plaintiff Ellis Investments filed a First Amended Class Action Complaint against the Company and its directors adding an additional count alleging that the directors violated the Company's Certificate of Incorporation and Bylaws by wrongfully depriving stockholders of their right to elect the minimum number of directors required by the Certificate of Incorporation and Bylaws and seeking an order directing the defendants to reopen the 1999 annual meeting of stockholders for consideration of any business properly brought before the meeting, including the election of an additional director. On July 9, 1999, the Chancery Court entered an order consolidating the five separate shareholder actions and coordinating in all respects Count II of the consolidated shareholder complaint (alleging that the Company and its directors failed to ensure that the stockholders elected the minimum number of directors required by the Company's Certificate of Incorporation and Bylaws) with the June 24, 1999 Chancery Court action filed by NiSource Capital Markets, Inc., a wholly owned subsidiary of Parent ("NiSource Capital Markets"), which is discussed below. Plaintiffs subsequently filed a second amended complaint in the consolidated action on July 30, 1999 to address the Company's implementation of a share repurchase program and various "golden parachute" agreements entered into with the Company's senior management. On September 8, 1999, the defendants answered the second amended complaint.

     On June 24, 1999, Parent and the Offeror filed an action in the Federal District Court for the District of Delaware against the Company and each of its directors. The complaint alleges, among other things, that the directors violated the federal securities laws by making certain false, misleading and disparaging statements concerning the Proposed Merger and have breached their fiduciary duties by not acting to exempt the Offer from the operation of Section 203 of the Delaware General Corporation Law, which governs certain business combinations with interested stockholders. Plaintiffs seek, among other things, declaratory and injunctive relief requiring the Company and its directors to exempt the Offer from the restrictions of Section 203 of the Delaware General Corporation Law and to enjoin the directors from taking any action to improperly impede the Proposed Merger. Plaintiffs filed an amended complaint on July 8, 1999, further delineating the bases for their claims. On July 22, 1999, defendants moved to dismiss plaintiffs' complaint and to stay discovery pending a determination of the motion to dismiss. The court denied defendants' motion to stay discovery by order dated August 20, 1999. Discovery began on September 3, 1999, when the parties exchanged certain documents. Depositions began on September 28, 1999.

     On June 24, 1999, NiSource Capital Markets filed an action in the Delaware Court of Chancery against the Company and each of its directors. The complaint alleged that the directors breached their fiduciary duties and violated the legal and contractual rights of the Company's stockholders to vote to elect the minimum number of directors required by the Company's Certificate of Incorporation and Bylaws. Plaintiff sought, among other things, an order (i) enforcing plaintiff's legal and contractual rights as a stockholder to vote for the minimum number of directors, and (ii) requiring the defendants to reconvene the 1999 annual meeting of the Company's stockholders for the purpose of electing an additional director and for the conduct of such other business as may be properly brought before the meeting. On September 22, 1999, the Chancery Court orally denied the joint motion of NiSource Capital Markets and the shareholder plaintiffs for judgment as a matter of law and dismissed the complaint. Any notice of appeal must be filed within 30 days of the date on which the Court enters a written judgment dismissing the complaint.

     On July 12, 1999, plaintiffs John Lannis, Mary Ann Walton and Ellis Investments filed a complaint in the Federal District Court for the District of Delaware against the Company and each of its directors asserting claims similar to those contained in the federal action filed by Parent and the Offeror on June 24, 1999. On July 22, 1999, defendants moved to dismiss plaintiffs' complaint and to stay discovery. The Federal District Court denied defendants' motion to stay discovery by order dated August 20, 1999. Discovery began on September 3, 1999, when the parties exchanged certain documents. Depositions began on September 28, 1999.

     On July 29, 1999, Parent, NiSource Capital Markets and the Offeror filed an action in the Delaware Court of Chancery against the Company and each of its directors. The complaint seeks preliminary and permanent injunctive relief enjoining defendants from carrying out a share buyback program approved by the board of the Company. The complaint alleges that the program constitutes an invalid and illegal defensive measure in response to the tender offer announced by Parent and the Offeror. On August 23, 1999, defendants moved to dismiss the complaint or, in the alternative, to stay the action. Discovery began on September 3, 1999, when the parties exchanged certain documents. Depositions began on September 28, 1999. A preliminary injunction hearing and a hearing on defendants' motion to dismiss has been scheduled by the court for December 9, 1999.

     10. MISCELLANEOUS. The discussion set forth in Section 17 of the Offer to Purchase is hereby amended and supplemented as follows:

     Parent and the Offeror have filed with the Commission amendments to the Tender Offer Statement on Schedule 14D-1 pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act furnishing certain additional information with respect to the Offer, and may file further amendments thereto. The Tender Offer Statement on Schedule 14D-1 and any and all amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in
Section 8 of the Offer to Purchase (except that the amendments will not be available at the regional offices of the Commission).

     Except as modified by this Supplement, the terms and conditions set forth in the Offer to Purchase remain applicable in all respects to the Offer, and this Supplement should be read in conjunction with the Offer to Purchase and the related Letter of Transmittal.

     No person has been authorized to give any information or make any representation on behalf of the Offeror or Parent other than as contained in the Offer to Purchase, this Supplement or in the Letter of Transmittal, and, if any information or representation is given or made, it should not be relied upon as having been authorized by the Offeror or Parent.

                                          CEG ACQUISITION CORP.

October 18, 1999

                                   SCHEDULE I

                  CERTAIN INFORMATION CONCERNING THE DIRECTORS
                AND EXECUTIVE OFFICERS OF PARENT AND THE OFFEROR

     Schedule I to the Offer to Purchase is hereby amended and supplemented as follows:

     2.  DIRECTORS AND EXECUTIVE OFFICERS OF PARENT.

     Since April 1999, James K. Abcouwer also has served as President of EnergyUSA, Inc., a subsidiary of Parent.

     Denis E. Ribordy is no longer a director of Parent.

     In August 1999, Dennis E. Foster became a director of Parent. Mr. Foster's present principal occupation or employment and five-year employment history are as follows:

        Vice Chairman of ALLTEL Corporation, Little Rock, Arkansas, since July 1998. ALLTEL is a full service telecom and information services provider. President and Chief Executive Officer of 3608 Communications Company from March 1996 to July 1998 and President and Chief Operating Officer of Sprint Cellular, Sprint Corporation from 1993 to 1996. Mr. Foster is also a director of ALLTEL and Salient 3 Communications, Inc.

     Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                              THE BANK OF NEW YORK

           By Mail:               By Facsimile Transmission:        By Hand or By Overnight
                                  (for Eligible Institutions               Courier:
 Tender & Exchange Department                Only)
        P.O. Box 11248                  (212) 815-6213           Tender & Exchange Department
     Church Street Station        For Confirmation Telephone:         101 Barclay Street
 New York, New York 10286-1248          (212) 815-6173            Receive and Deliver Window
                                                                   New York, New York 10286

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Offeror's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                           INNISFREE M&A INCORPORATED
                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
             Banks and Brokerage Firms Call Collect: (212) 750-5833
                   All Others Call Toll Free: (877) 750-5837

                      The Dealer Manager for the Offer is:

                     CREDIT SUISSE FIRST BOSTON CORPORATION
                             Eleven Madison Avenue
                         New York, New York 10010-3629
                         Call Toll Free: (800) 881-8320